SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

________________________________________________

ANTI-CORRUPTION POLICY

AMBEV S.A.

________________________________________________

TABLE OF CONTENTS

1. INTRODUCTION	3
2. PURPOSE AND SCOPE	3
3. DEFINITIONS	4
4. ANTI-CORRUPTION POLICY	5
5. GIFTS, GIVEAWAYS, ENTERTAINMENT, MEALS AND TRAVEL EXPENSES FOR PUBLIC OFFICIALS	7
6. DONATIONS FOR NONPROFIT INSTITUTIONS	10
7. DONATIONS AND CONTRIBUTIONS TO POLITICAL PARTIES AND ELECTION CAMPAIGNS	10
8. CONTRACTING OF INTERMEDIARIES AND FORMER PUBLIC OFFICIALS	11
9. CONTRACTING WITH PUBLIC ENTITIES	12
10. ACCOUNTING RECORDS	12
11. MANDATORY NATURE AND VIOLATIONS	13
12. COMPLIANCE CHANNEL AND OMBUDSMAN	13

ANNEX I – FLOW OF APPROVAL OF GIFTS, ENTERTAINMENT, MEALS AND TRAVEL EXPENSES FOR PUBLIC OFFICIALS

ANNEX II – CONTRACTING OF INTERMEDIARIES

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1.	INTRODUCTION

The Compliance Program of Ambev reflects the culture of integrity and compliance with national and international laws to which Ambev and its subsidiaries in Brazil and abroad ("Ambev") are subject. The provisions contained in this Anti-corruption Policy (the "Policy") are intended to maintain the highest standards of business ethics, reinforcing our policy of zero tolerance to corruption.

2.	PURPOSE AND SCOPE

Ambev expects its directors, officers, employees (in conjunction or separately, "Employees") and Intermediaries, as defined below, to comply with the Code of Business Conduct (“Code of Conduct”) and applicable laws, as well as to maintain the highest standards of business ethics.

Therefore, this policy complements the general provisions of the Code of Conduct and was developed to assist all Employees in complying with Law no. 12,846/2013 (Brazilian Anti-corruption Law) and its regulations, the US Foreign Corrupt Practices Act (FCPA) and other national and international anti-bribery and anti-corruption laws applicable to Ambev (in conjunction, "Anti-corruption Laws").

This Policy applies, without distinction, to all Employees of Ambev, and to all transactions to which Ambev is part, whether in Brazil or abroad, further expressing the principles that the subjects and entities acting on our behalf, especially the Intermediaries, are expected to follow.

3.	DEFINITIONS

3.1 Ambev: Ambev S.A. and its subsidiaries.

3.2 Compliance Area: Compliance Area of Ambev.

3.3 Public Official: anyone who, even temporarily or without remuneration, holds, in Brazil or abroad, a position, job or public function in government bodies or entities or in diplomatic representations, as well as in legal entities controlled, directly or indirectly, by the public power or in international public organizations.

Examples of public officials include (i) officers/employees of Federal, State and Municipal Executive, Legislative and Judiciary branches, (ii) officers/employees of government bodies (including regulatory and executive agencies) and state-owned companies, (iii) diplomats, including ambassadors, consuls and chancellors; (iv) members of the Military Polices and Military Fire Brigades, among others.

For the purposes of this Policy, are also considered as Public Officials (i) political parties, their members, employees, agents or anyone acting in the name of or on the behalf of a political party, (ii) candidates to political or elective position; and (iii) any private person acting in an official capacity in the name of or on the behalf of one of the persons or entities listed above.

3.4 Intermediaries: any Ambev representative and/or contractor who has or may come to have contact with public bodies and/or Public Officials on the behalf and/or in the interest or benefit of Ambev, or that represents or may come to represent Ambev before public bodies and/or Public Officials, such as:

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•	Consulting companies;
•	Brokers and customs brokers;
•	Event producers;
•	Law firms;
•	Tax consultants;
•	Marketing and event companies;
•	Proponents of incentive events;
•	Contractors and consultants linked to the expansion/legalization of manufacturing and business activities.

3.5 Undue Advantage: the definition of Undue Advantage shall be construed broadly and may include tangible and intangible assets, such as:

•	Payments or donations in products or money;
•	Giveaways or gifts;
•	Tickets for shows and events;
•	Travels, airfare, lodging or meals;
•	Free provision of products or with special discounts;
•	Job offer to a Public Official or to people close him/her.

The offer of tangible or intangible assets (such as described above) that observe items 4 and 5 and its subitems of this Policy, thus preserving compliance with the Anti-corruption Laws, does not constitute Undue Advantage.

4.	ANTI-CORRUPTION POLICY

Ambev's policy is zero tolerance to corruption activities. To promise, offer or give Undue Advantage to Public Officials or third-parties related thereto, customers or suppliers, as well as frustrate, defraud or manipulate public bidding procedures and/or public contracts is strictly prohibited and liable to personal liability under Anti-corruption Laws, in addition to the sanctions applicable by the Company.

It should be borne in mind that anything this Policy prohibits to be done directly is also prohibited to be done indirectly (through third-parties).

No Employee or Intermediary will suffer adverse consequences for refusing to (i) offer, promise, pay, give or authorize a payment, advantage, reward or undue or unlawful benefit, or (ii) frustrate, defraud or manipulate public bidding procedures and/or public contracts, even if this results in the loss of business opportunities for Ambev.

4.1       Undue Advantage

Ambev Employees and Intermediaries are strictly prohibited from directly or indirectly promising, offering or giving Undue Advantage, regardless of amount, to any Public Official or third-party related thereto (is also prohibited to give, offer or promise Undue Advantage to a third-party that we have reason to believe is receiving
Undue Advantage on the behalf of a Public Official).

Important: this prohibition also applies to small payments that may be requested by a Public Official with the purpose of expediting or ensuring the performance of a non-discretionary procedure or action ("facilitating payments").

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In order to enforce this rule, any tangible or intangible asset to be promised, offered, paid, given or donated to any Public Official or public body shall be approved by the Compliance Area, as per item 5 of this Policy.

Likewise, Ambev Employees and Intermediaries are strictly prohibited from directly or indirectly asking, requesting, agreeing to receive or accepting bribes, kickbacks, influence payments, benefits or undue or unlawful advantages, as well as any type of favor or special treatment.

4.2       Public biddings and contracts

In relation to public biddings and contracts, Ambev Employees and Intermediaries are strictly prohibited from (i) frustrating or defrauding the competitive nature of a public bidding procedure; (ii) preventing, disturbing or defrauding the performance of any act of a public bidding procedure; (iii) removing or seeking to remove a bidder by means of fraud or offer of any advantage; (iv) defrauding a public bidding or any contract arising therefrom; (v) creating, fraudulently or irregularly, a legal entity to participate in a public bidding or enter into an administrative contract; (vi) obtaining undue advantage or benefit, fraudulently, from amendments or extensions of contracts entered into with the public administration, without authorization by law, in the invitation to public bidding or in the corresponding contractual instruments; or (vii) manipulating or defrauding the economic-financial balance of the contracts entered into with the public administration.

In order to enforce this rule, any contracting involving a public entity, even if indirectly, shall be submitted to prior assessment by the Compliance Area and the Legal Department, as per item 9 of this Policy.

5.	GIFTS, GIVEAWAYS, ENTERTAINMENT, MEALS AND TRAVEL EXPENSES FOR PUBLIC OFFICIALS

Employees and Intermediaries are prohibited from promising, offering or giving any gift, giveaway, entertainment, meal, payment of travel expenses or other type of hospitality (in conjunction "Donation") to any Public Official or body without prior approval from the Compliance Area.

For further information on the flow for approval of Donations to Public Officials and bodies by the Compliance Area, refer to Annex I of this Policy.

The Compliance Area (and Ambev S.A. Board of Directors, whenever applicable) will only authorize Donations to Public Officials or bodies that are:

•	Intended for legitimate and adequate purposes, linked to the Company's core activity;
•	Not linked to any intended retribution or return related to the Donation;
•	Limited and reasonable in value, type and amount;
•	Allowed by the internal rules of the organization receiving the Donation;
•	Openly delivered to the receiving party (instead of in a secret way);
•	Not embarrassing to Ambev if publicly disclosed;
•	Not contrary to or in breach of Anti-corruption Laws, any applicable laws or of the rules and procedures set out in this Policy.

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The rules of this Policy regarding Donations to Public Officials and bodies apply to the Intermediaries when they are acting in the name of or on the behalf of Ambev. Donations to Public Officials or bodies requested or suggested by Intermediaries without formal request from the Public Official/body are prohibited.

The relevant supporting documents shall be issued for all expenses incurred with Donations to Public Officials. Such expenses shall be accurately identified and have their supporting documentation (receipts, invoices etc.) duly filed and recorded in the accounting books and records of the Company, as described in item 10 of this Policy, as well as duly recorded in the Compliance Channel.

These rules apply to all situations described in items 5.1 to 5.4 below.

5.1 Gifts

Employees and Intermediaries are prohibited from promising, offering or giving any gift to any Public Official or body without prior approval from the Compliance Area.

Gifts to Public Officials are only allowed when (i) they have a nature of a giveaway without commercial value, or they are giveaways generally distributed for courtesy, advertising or promotion purposes or on the occasion of special events or commemorative dates, provided their value do not exceed the amount determined by the Ethics Committee; and (ii) their delivery is not prohibited by the Anti-corruption Laws.

Gifts, including donation of products, are allowed for public bodies (legal entities) in the maximum amount determined by the Ethics Committee.

Gifts in cash or cash equivalents (such as gift cards or certificates) are prohibited.

Gifts in amounts lower than the reference values do not exempt the solicitor from the prior opening of the request in the Compliance Channel.

Any exception to the rules of this item 5.1, including requests exceeding the reference values, shall be previously approved, ad referendum, by the Compliance Director of the Ethics Committee.

5.2 Entertainment

Due to the market segment in which we operate, events are legitimate means for Ambev to promote and give visibility to its business, either through its own events or through sponsorship of third-party events. In this context, Ambev may offer entertainment, such as tickets for events held or sponsored by the Company, in order to promote and give visibility to its practices and its business to third-parties.

Notwithstanding the provision above, Employees and Intermediaries are prohibited from promising, offering or providing any entertainment to any Public Official or body without prior approval from the Compliance Area.

Entertainment may only be offered or provided to a Public Official in compliance with the foregoing and when the Public Official is to represent an institution in such event, being recommended the presence of at least one Ambev Employee in any entertainment provided by the Company.

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The provision of entertainment by the Company is not allowed to accompanying persons or guests of the Public Official, nor will it be approved in case of possible negative exposure for the Company.

Any exception to the rules of this item 5.2 shall be previously approved, ad referendum, by the Compliance Director of the Ethics Committee.

5.3 Meals

In the context of conduction of our business, meals with third-parties related to our activities may occur.

Meals may only be offered or paid to Public Officials when the matter to be discussed is related to the institutional roles of such Public Official, and at least one Ambev Employee shall be present.

The maximum amount to be offered to a Public Official shall be determined by the Ethics Committee, provided it does not involve luxury items (such as overly expensive drinks and food). The payment of meals is not allowed to accompanying persons or guests of the Public Official.

Meals offered to Public Officials within the value limit described in the paragraph above shall be notified to the Compliance Area within one (1) business day from the date of the meal, following the same procedure described in Annex I to this Policy. Meals exceeding the value limit described in the paragraph above shall be previously authorized by the Compliance Area, even though the amount effectively spent on the meal is subsequently updated.

Any exception to the rules of this item 5.3 shall be approved, ad referendum, by the Compliance Director of the Ethics Committee.

5.4 Travel expenses

Employees and Intermediaries are prohibited from promising, offering or paying any travel expense for or on the behalf of any Public Official, including transportation, meals and lodging, without prior approval from the Compliance Area.

Payments of travel expenses for Public Officials are authorized if the event giving reason to the travel, such as seminars, conferences, visitations and technical meetings, is directly related to the promotion of products and/or initiatives of the Company or to the execution of a contract, provided such event is related to the duties of the position or job of the Public Official.

The invitation to take part in the events described here shall be sent to the highest authority of the body or entity or to any other body or authority designated thereby, which will appoint, in case of acceptance, the appropriate representative, in view of the nature and the matter to be discussed in the event.

Travel expenses are paid only if:

•	the travel has a legitimate business purpose;
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•	the cost is reasonable and in accordance with the Company's policies;
•	no guest and/or member of the Public Official's family is traveling at the Company's expenses; and
•	there are no planned stops that are not directly related to the business purpose of the travel, unless the additional expenses arising from such stops are borne by the Public Official and not by the Company.

Expenses above what would be deemed reasonably necessary for the business purpose, including luxury accommodations or expenses with accompanying persons, or that are not in accordance with the Company's internal policies, are not approved.

The payment of daily expenses (defined as fixed payments to a person intended to cover the expenses in a certain day, regardless of the nature and extent of the expenses effectively incurred on that day) is prohibited, unless required by applicable law or previously agreed in writing with the organization of the Public Official. The payment of remuneration to the Public Officials due to their participation in any event is prohibited.

In order to avoid misappropriations, whenever possible the expenses shall be paid directly by the Company (for example, airfares shall be paid directly to the travel agency or to the airline company).

Any exception to the rules of this item 5.4 shall be approved, ad referendum, by the Compliance Director of the Ethics Committee.

6.	DONATIONS FOR NONPROFIT INSTITUTIONS

Donations to nonprofit institutions or organizations shall be previously approved by the Compliance Area and the institution receiving the donation shall expressly agree with the compliance of item 4 of this Anti-corruption Policy.

In case the donation is requested by a Public Official, the following rules shall also be observed:

•	not be made as part of an exchange of favors with a Public Official;
•	it shall not be paid in cash;
•	it shall not be paid to a private or individual account or to a for-profit organization;
•	it shall not be equivalent to a political contribution; and
•	it shall be transparent with regards to the identity of the receiving party, the amount and the intended purpose.

The request shall be denied in case the Public Official promises any benefit or make any threat in relation to the donation request.

The Employee in charge of the donation is responsible for monitoring the donations. Such monitoring may include requests for audited financial statements or the confirmation with the receiving party that the funds donated by Ambev were appropriately used.

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All expenses shall have supporting documentation (receipts, invoices etc.) duly filed and recorded in the financial statements of the Company. The expenses shall be recorded in the Institutional Package.

7.	CONTRIBUTIONS TO POLITICAL PARTIES AND ELECTION CAMPAIGNS

In countries where political contributions are allowed, any direct or indirect contribution by Ambev to any political party, campaign committee or candidate to a public office shall only be made upon prior approval from the Board of Directors of Ambev S.A.

This way, any Employee who wishes to personally make donations and/or contributions to political parties and election campaigns shall bear all related costs and expenses. No reimbursement related to these costs and expenses may be requested or conducted by the Company.

8.	CONTRACTING OF INTERMEDIARIES AND FORMER PUBLIC OFFICIALS

8.1 Contracting of Intermediaries

Ambev regularly contracts Intermediaries, as defined in item 3 of this Policy. As they are able to interact with Public Officials on the behalf of Ambev or during the provision of services to Ambev, it is expressly prohibited to contract or maintain Intermediaries, even in an eventual basis, without prior and periodic assessment by the Compliance Area.

The Ethics Committee and the Compliance Area are responsible for identifying which third-parties are deemed as Intermediaries.

For the procedure to assess Intermediaries, refer to Annex II of this Policy.

That said:

•	All payments made to Intermediaries shall be backed by a formal contract or a legitimate document so as to prove the destination of the payment and shall be regularly accounted for so as to faithfully reflect its nature and purpose;
•	These contracts shall be clear and accurate with regards to the scope, the goods or services to be delivered by the Intermediary and the remuneration, and shall have a specific clause that obligates the contracted party to comply with the applicable Anti-corruption Laws, with any default leading to termination of the agreement by the Company;
•	No payment shall be done or promised to an Intermediary, except in exchange for legitimate goods or services;
•	Any payment made shall not exceed the fair market value of the legitimate goods or services received;
•	Intermediaries shall comply with applicable Anti-corruption Laws and all Ambev policies and standards applicable to Intermediaries, and maintain the highest ethical standards of business conduct.

Notwithstanding the previous validation by the Compliance Area, the Employees shall be alert to any "red flags" that may arise. It is the Employee's

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responsibility to immediately notify to the Compliance Area any noncompliance or suspected noncompliance by the Intermediary to this Policy or to the applicable Anti-corruption Laws.

8.2 Contracting of Former Public Official

The direct or indirect contracting or election by Ambev of any former Public Official as an Employee or Intermediary shall only occur after 180 days from the date of such Public Official dismissal or after the period set out by the applicable law, whichever is greater.

9.	CONTRACTING WITH PUBLIC ENTITIES

Any contracting involving a public entity, even if indirectly, shall be submitted to prior assessment by the Compliance Area and the Legal Department via Compliance Channel. The requesting Employee shall submit, with appropriate prior notice, all information available with respect to the object of the contract and the bidding procedure to be adopted, as well as any justifications for the waiver or non-requirement of a bid.

It is strictly prohibited to discuss prices, offers, conditions or proposals with other interested parties, potential interested parties or participants in any biddings that Ambev is participating or intends to participate, whether or not they are from the beverage sector, as well as take any measure that may affect the participation of third parties or impair the competitive nature of the bidding process (such as assisting or directing the preparation and/or specification of notices, or dismissing the bidder through fraud or offering of an advantage of any kind).

10.	ACCOUNTING RECORDS

The Employees shall always act so as to ensure that the Company's financial statements, its books and records represent all transactions and operations of the Company in a precise, clear, complete and properly detailed manner.

All transactions shall be recorded and managed in accordance with the Company's accounting policy and with other policies of the Finance Department, including those related to budget, as follows:

•        have a direct business purpose related to the transaction;

•        be carried out in accordance with the Company's Delegation of Authority – DAG

•	clearly and accurately reflect the Company's operations
•	be recorded so as to enable the preparation of financial statement in accordance with applicable accounting standards;

•        comply with the applicable tax legislation; and

•        keep accountability of the assets.

All supporting documentation shall be kept in accordance with the applicable requirements for retention of records.

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No fund or asset that is not accounted in the Company's financial statements shall be established or maintained for any purpose.

No Employee shall be involved in the falsification of accounting records or any other business record, and all employees and officers shall correctly and completely answer any inquiry that may be carried out by internal or external auditors of the Company or by auditors from any regulatory agency.

11.	MANDATORY NATURE AND VIOLATIONS

Every Employee of the Company is required to read and understand this Policy, as well as comply with all rules provided herein.

No employee has the authority to request or carry out any action in breach of this Policy. This Policy is not subject to any type of waiver or exception due to business or competitive demands or any other type of demand.

Noncompliance with this Policy may result in civil or criminal penalties for Ambev and for the Employees involved, in addition to possible disciplinary sanctions for those Employees, including, but not limited to, dismissals with cause and compensation for damages caused.

12.	COMPLIANCE CHANNEL AND OMBUDSMAN

In case you have any doubt on the application of this Policy, please contact the Compliance Area or open a request in the Compliance Channel.

However, if you suspect or are aware of any misconduct or violation to our Code of Conduct or to this Policy, file a complaint in the Ombudsman.

Employees, Intermediaries and other business partners that report violations or possible violations of anti-corruption laws and regulations, as well as of the internal policies and procedures of Ambev, will not face any type of reprisal. This reporting is encouraged by the Company and may be made anonymously, if the reporting person so prefers.

The Ambev Ombudsman is a direct channel for reporting breaches of laws, regulations, policies and procedures of Ambev. The Ambev Ombudsman is available 24/7 via telephone (+55 0800 725 0011) or online (www.ouvidoriaambev.com.br). All reports are handled with confidentiality and secrecy.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer